File No. 812-13591

Filed on June 4, 2009

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of the Application

of

Pioneer Floating Rate Trust, Pioneer High Income Trust, Pioneer Investment Management, Inc., and Bayerische Hypo- und Vereinsbank AG, New York Branch

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c), 17(b), AND 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER EXEMPTING THE APPLICANTS NAMED ABOVE, TO THE EXTENT NECESSARY, FROM THE PROVISIONS OF SECTION 17(a)(2) OF THE ACT AND PERMITTING CERTAIN JOINT TRANSACTIONS IN ACCORDANCE WITH SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER.

Communications, Notice and Order to:

Dorothy E. Bourassa, Esq.

Pioneer Investment Management, Inc.

60 State Street

Boston, Massachusetts 02109-1820

With copies to:

Roger P. Joseph, Esq.

Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

(617) 951-8247

and

Robert Fleisher, Director

Bayerische Hypo- und Vereinsbank AG, New York Branch

150 East 42nd Street - 30th Floor

New York, NY 10017

Page 1 of 19 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

)

AMENDMENT NO. 1 TO THE APPLICATION TO SECTIONS 6(c), 17(b), AND 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER EXEMPTING APPLICANTS TO THE EXTENT NECESSARY FROM SECTION 17(a)(2) OF THE ACT AND PERMITTING CERTAIN JOINT TRANSACTIONS IN ACCORDANCE WITH SECTION 17(d) OF THE ACT AND RULE 17d-1.

In the Matter of the Application of:	)
Pioneer Floating Rate Trust,	)
Pioneer High Income Trust,	)
Pioneer Investment Management, Inc. and	)
Bayerische Hypo-und Vereinsbank AG,	)
New York Branch	)
)
)
File No. 812-13591)
)

The Applicants, Pioneer Floating Rate Trust (“PHD”) and Pioneer High Income Trust (“PHT” and, together with PHD, the “Funds”), Pioneer Investment Management, Inc. (the “Adviser”), and Bayerische Hypo- und Vereinsbank AG, New York Branch (“HVB”), seek an order of the Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c), 17(b), and 17(d) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 under the Act, exempting Applicants from Section 17(a)(2) of the Act to the extent necessary and permitting certain joint transactions in accordance with Section 17(d) of the Act and Rule 17d-1 to allow the Adviser, each Fund and HVB to participate in a loan facility (each, a “Loan Facility”) described below.

Applicants further request that any order of exemption issued by the Commission in response to this request also be applicable to any other registered closed-end management investment company for which the Adviser or any other entity controlling, controlled by, or under common control (as defined in Section 2(a)(9) of the Act) with the Adviser, now or in the future serves as investment adviser (the “Pioneer Closed-End Funds”). All Pioneer Closed-End Funds that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions in this application.

I.	BACKGROUND
A.	Description of the Applicants and Other Participants in the Loan Facility
1.	The Adviser

The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and serves as the investment adviser and administrator for each of the Funds. The Adviser is a direct, wholly-owned subsidiary of Pioneer Investment Management USA Inc. (“PIM USA”) and is an indirect, wholly-owned subsidiary of Pioneer Global Asset Management S.p.A. (“PGAM”) and its parent UniCredit S.p.A. (“UniCredit”). UniCredit is an Italian banking company and global financial services organization that engages in retail banking, corporate banking, investment banking, asset management, consumer credit, mortgages, and leasing activities.  As of March 31, 2009, PGAM and its subsidiaries had approximately $205 billion in assets under management, of which approximately $44 billion was managed in the U.S.

2.	The Funds

PHD is a Delaware statutory trust that was organized on October 6, 2004. PHD is a closed-end management investment company registered under the Act, and it is not diversified. PHD commenced operations on December 28, 2004, and had assets of approximately $370.2 million as of December 31, 2008. PHD’s investment objective is to provide its common shareholders with a high level of current income, which it pursues by investing primarily in senior floating rate loans. PHD also seeks capital preservation as a secondary objective to the extent consistent with its primary objective. PHD has issued and outstanding 7,298 shares of Auction Rate Preferred Shares (“ARPS”) with an aggregate liquidation preference of $182,450,000, which are described below.

PHT is a Delaware statutory trust that was organized on January 30, 2002. PHT is a diversified closed-end management investment company registered under the Act. PHT commenced operations on April 26, 2002, and had assets of approximately $350.9 million as of December 31, 2008. PHT’s investment objective is a high level of current income, which it pursues by investing primarily in below investment grade debt securities. PHT also may seek capital appreciation as a secondary objective to the extent consistent with its primary objective. PHT has issued and outstanding 6,040 shares of ARPS with an aggregate liquidation preference of $151,000,000, which are described below.

3.	HVB

HVB is the New York branch of a German bank, which is a subsidiary of UniCredit. HVB is negotiating with each Fund to make loans to that Fund, on a committed or uncommitted basis, under that Fund’s Loan Facility as described in this application. Any agreement on the part of HVB to enter into a Loan Facility remains subject to, among other things, credit approval and the completion of satisfactory documentation.

B.	Description of ARPS and Auction Market Failures

Each Fund issued its outstanding ARPS for purposes of investment leverage to augment the amount of investment capital available for use in the pursuit of its investment objectives. Through the use of leverage, each Fund seeks to enhance the investment return available to the holders of the Fund’s common shares by earning a rate of return (which includes the return obtained from the securities that are purchased from the proceeds of the ARPS offerings) that exceeds the dividend rate that the Fund pays to the holders of its ARPS. Historically, each Fund has generally achieved this goal of enhancing the return to its common shareholders, while paying dividends to the holders of the ARPS at a market clearing rate, as described below.

Under each Fund’s Statement of Preferences (the “Statement”) setting forth the terms and conditions of the ARPS,1 the holders of each Fund’s ARPS are entitled to receive a stated liquidation preference amount of $25,000 per share (plus any accumulated but unpaid dividends) in any liquidation, dissolution or winding up of the Fund, before any distribution or payment to the Fund’s common shareholders. Dividends declared and payable on each Fund’s ARPS have a similar priority over dividends on the Fund’s common shares. The ARPS are perpetual securities and are not subject to mandatory redemption by a Fund so long as the Fund meets certain asset coverage tests specified in the Statement. Each Fund remains in compliance with all applicable asset coverage requirements, and the ARPS issued by each Fund are redeemable at the Fund’s option, provided that certain procedural provisions of the Statement are followed.

Under market conditions as they existed prior to February 2008, as provided in the Statement, dividend rates on the ARPS for each dividend period (weekly or monthly) were set at the market clearing rate determined through an auction process that brought together bidders, who sought to buy ARPS, and holders of ARPS, who sought to sell their ARPS. In the event of an imbalance of sell orders over bids, the auction did not clear, and the dividend payment rate over the next dividend period was set at a specified maximum applicable rate (the “Maximum Rate”), as provided in the Statement. Under the Statement, the Maximum Rate is determined by reference to a short-term market interest rate (such as LIBOR or a commercial paper rate). An unsuccessful auction is not a default; each Fund continues to pay dividends to all holders of its ARPS, but at the specified Maximum Rate rather than at a market clearing rate.

Consistent with the broader market for ARPS, beginning in February 2008, all Pioneer Closed-End Funds that have outstanding ARPS, including the Funds, have experienced unsuccessful auctions due to an imbalance in the buy and sell orders. As a result, the holders of the ARPS who desire to sell their shares at auction, including holders of each Fund’s outstanding ARPS, have been unable to do so for several months. The auction markets for the ARPS issued by the Funds are not currently functioning, and the Funds and the Adviser believe that auction markets for existing ARPS are unlikely to function normally again. The Funds and the Adviser also believe that an established secondary market for ARPS that would assure that the holders of ARPS would receive the liquidation preference of $25,000 per share does not exist and that no such secondary market is likely to develop. As the auction process is no longer functioning and in the absence of an established secondary market that would provide the holders of ARPS with the liquidation preference of $25,000, there is currently no reliable mechanism for holders of ARPS, including the holders of the Funds’ ARPS, to obtain liquidity.

Each Fund’s Board of Trustees has evaluated the effect of the Fund paying dividends on its ARPS at the Maximum Rate and has asked the Adviser to evaluate alternatives to refinance the ARPS. Since February, 2008, the Adviser has evaluated a number of alternatives, including the possibility of refinancing the outstanding ARPS with bank loans. In seeking such financing, the Adviser has contacted at least twenty-five lenders, including major commercial banks that are believed by the Adviser to have provided financing to closed-end funds in the past. HVB is among the few lenders that have indicated any interest in providing financing to the Funds for the purpose of refinancing the ARPS. In addition to HVB, two lenders unaffiliated with

_________________________

1  The Statements for each Fund are substantially identical.

UniCredit, a commercial bank and an investment bank that would propose to assemble a syndicate of lenders, also have expressed interest in providing financing to the Funds for the purpose of refinancing the ARPS, and have provided indicative terms. Other lenders contacted by the Adviser have expressed little or no interest in providing financing to the Funds in the current market and economic environment.

The Adviser and HVB have been negotiating the proposed terms, including the proposed interest rates and other fees, for each Fund’s Loan Facility. Each of the Adviser, the Funds and HVB have been negotiating the terms of the Loan Facilities in a manner consistent with other similar transactions with unaffiliated parties, including without limitation, the fees, interest rates, indemnifications, representations and warranties, covenants and events of default. Based on these discussions and the proposed terms, the Adviser and each Fund believe that a Loan Facility with HVB represents the most promising source of alternative financing on favorable terms. The terms of the Loan Facility for each Fund are subject to the approval of the Fund’s Board of Trustees. As with any refinancing alternative, the Board will consider whether the Loan Facility is in the best interests of the Fund, after consideration of the then-existing circumstances, including the terms of the Loan Facility, the prevailing market and economic environment, the current applicable Maximum Rate and the potential availability of other suitable alternatives.

Although neither Fund’s Board of Trustees has reached a conclusion about refinancing the ARPS at this time, the Adviser has informed the Board that there are a limited number of lenders willing to propose terms for refinancing the ARPS. Thus, if and when a Board determines that it is in the best interests of the Fund to refinance the ARPS with bank loans, the Board will want to evaluate all loan facilities then available to the Fund. The Board of Trustees of each Fund will determine whether to refinance the ARPS after considering the then-existing market and economic conditions and the current applicable Maximum Rate, but it is in the Funds’ best interests to seek exemptive relief so as not to eliminate a refinancing alternative.

C.	Description of the Loan Facility

As described further below, each of PHD and PHT would enter into a separate revolving credit Loan Facility with HVB. Each Loan Facility will expire 364 days from the closing date unless it is renewed in the sole discretion of HVB. Unaffiliated lenders may also participate in a Loan Facility. The Loan Facilities would not be cross-guaranteed or cross-collateralized.

Under each proposed Loan Facility, a Fund would obtain loans from HVB on a committed or uncommitted basis. The Funds named as Applicants would obtain loans from HVB for the purpose of refinancing the ARPS. Other Pioneer Closed-End Funds may obtain loans from HVB for other purposes, subject to such Fund’s investment objectives and policies. The percentage of loans made to the Funds or to any other entity affiliated with UniCredit (including the other Pioneer Closed-End Funds) by HVB is not expected to exceed in the aggregate more than 10% of HVB’s outstanding loans, and would usually be considerably less than 10% of HVB’s outstanding loans. HVB has experience with providing loans to open-end and closed-end investment management companies registered under the Act. HVB may make loans to unaffiliated closed-end funds depending on the level of closed-end funds’ leveraged transactions and the availability of financing from HVB for these types of transactions. Currently, HVB does not have any outstanding loans to registered investment companies, including any unaffiliated closed-end funds, although it has been contacted from time-to-time about potential financing for investment companies. However, HVB has extensive experience with providing loans to the financial industry and currently has outstanding loans to a number of large institutional borrowers, including U.S. exchange-listed and foreign companies, U.S. and foreign banks, broker-dealers and insurance companies.

The amount of loans that can be outstanding at any time under a Loan Facility is based on assets of the Fund that meet eligibility criteria established in the Loan Facility. The asset eligibility criteria for each Fund is determined as part of the negotiation of the Loan Facility for that Fund and is based on the Fund’s investment objectives and policies. Pursuant to the terms of its Loan Facility, each Fund may pledge to HVB, for the benefit of HVB and other secured parties, if any (the “Secured Parties”), all or substantially all of the assets of the Fund (the “Pledged Assets”). The Pledged Assets would be available to secure the Funds’ obligations under the Loan Facilities.

Subject to the final terms of the documentation, for each Loan Facility, the aggregate amount of loans outstanding may not at any time exceed the “maximum permitted borrowing amount”, which is equal to the least of: (a) the maximum amount of senior debt that the Fund may incur under its fundamental investment objectives and policies; (b) the maximum amount of senior debt that the Fund would be permitted to incur under the Act (taking into account any interpretations or modifications by the Commission, the Commission’s staff or another authority of competent jurisdiction, and exemptive or other relief or permission from the Commission, the Commission’s staff or another authority of competent jurisdiction); (c) the maximum amount of senior debt necessary to refinance the ARPS in full (if the purpose of the financing is to refinance the ARPS); and (d) the maximum amount of senior debt that the Fund may incur under the terms specified in the Loan Facility. If the aggregate amount of loans outstanding under a Loan Facility at any time exceeds the maximum permitted borrowing amount, the Fund will be required to prepay loans to the extent necessary so that the aggregate amount of loans outstanding no longer exceeds the maximum permitted borrowing amount.

As of the date of this application, it is contemplated that loans under the Loan Facility will bear interest at a rate equal to a fixed percentage per annum plus a market rate for loans equal to the quotient of: (a) the rate per annum that appears on Reuters LIBOR01 Page or, if not available, the rate at which deposits are offered by the principal office of HVB in London, England to prime banks in the London interbank market, in each case at 11:00 A.M. (London time) in an amount comparable to the principal amount of such loan for a period equal to the applicable interest period on the date two business days before the first day of the applicable interest period, divided by (b) a number equal to 1.00 less the Eurodollar reserve percentage specified by the Board of Governors of the Federal Reserve System for determining the maximum reserve requirements with respect to Eurocurrency funding. This is a standard formula for determining the interest rates applicable to LIBOR loans.

As noted above, the Adviser has sought financing for the Funds from a number of unaffiliated lenders. Prior to a Fund entering into a Loan Facility, the Adviser, on behalf of the Fund, would seek to obtain loan rates from alternative financing sources to determine that the interest rate on any loan made under the Loan Facility is not expected to be higher than the interest rates charged under other similar secured lines of credit currently available from banks, if any, that are consistent with the Fund’s investment objectives, policies and portfolio composition.

Each Fund will pay certain fees in connection with its Loan Facility. Each of the Funds will pay to HVB a fixed amount as an up-front fee for structuring the Loan Facility. The Funds will not be required to pay an administration fee to HVB. The fee for structuring the Loan Facility will be no higher than the fees that would be charged by HVB to unaffiliated closed-end funds with similar investment objectives, policies and portfolio composition in a similar loan facility entered into on or around the date on which the Fund enters into the Loan Facility.

Each Fund also will pay a fixed-percentage fee to HVB for its commitment to make loans under the Loan Facility based on the unused portion of its commitment. This commitment fee is based on an estimate of prevailing rates that secondary lenders would charge for a similar transaction at the time of the transaction. The fees charged by HVB to a Fund as a commitment fee will be no higher than the fees that would be (a) charged by HVB to unaffiliated closed-end funds with similar investment objectives, policies and portfolio compositions in a similar loan facility entered into on or around the date on which the Fund enters into the Loan Facility or (b) charged by an unaffiliated lender, if any, that participates in the Loan Facility.

II.	APPLICABLE LAW AND RELIEF REQUESTED
A.	Proposed Relief With Respect to Section 17(a)

Section 17(a)(2) of the Act prohibits an affiliated person of an investment company or an affiliated person of such a person, acting as principal, from purchasing any security from the company.

Section 17(b) of the Act gives the Commission the authority to issue an order of exemption from Section 17(a) if:

(1)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;
(2)	the proposed transaction is consistent with the policy of each registered investment company concerned; and
(3)	the proposed transaction is consistent with the purposes of the Act.

Under Section 2(a)(3) of the Act, each investment adviser to a fund is an “affiliated person” of that fund. Section 2(a)(3) also defines an “affiliated person” of another person to include any person directly or indirectly controlling or controlled by, or under common control with, such other person.

Section 2(a)(9) of the Act states that “control” means the power to exercise a controlling influence over the management or policies of a company. Under Section 2(a)(9), control is presumed to exist in situations in which an entity, either directly or indirectly through another controlled company, beneficially owns more than 25% of a company’s voting securities.

Under the Act, the Adviser, as the adviser to each Fund, is an “affiliated person” of each Fund. HVB is an “affiliated person” of the Adviser because both HVB and the Adviser would be deemed to be under the common control of UniCredit. As a result, HVB is an “affiliated person” of an “affiliated person” of each Fund and are therefore subject to the restrictions contained in Section 17 of the Act.

The Applicants are aware that a pledge by each Fund of the Pledged Assets in connection with the Loan Facility may constitute the sale of such assets to the Secured Parties, including HVB.2 Accordingly, the pledge could be prohibited under Section 17(a)(2) unless the requirements of Section 17(b) are satisfied.

Section 17(a) of the Act was intended to prevent affiliated persons of an investment company from using their influence or control to cause an investment company to sell securities or other property to the affiliated person at a price lower than the fair market value. The provision is designed to prevent overreaching on the part of the affiliated person and to ensure that all transactions between the affiliate and the investment company are on an arm’s-length basis. As discussed below, the Applicants believe that the loans and any pledge by each Fund of the Pledged Assets under the Loan Facility would be reasonable and fair and consistent with the general purposes of such Fund and transactions of a similar nature between unaffiliated parties.

There is no express or implied understanding between the Adviser and HVB that the Adviser will give preference to the Loan Facilities in recommending lenders for the Funds. In making its selection, the Adviser and the Funds will seek to consider other lending transactions and financing sources, including financing from other banks and financial institutions similar to HVB but, because of the continuing turmoil in the credit markets, the prospects for obtaining a loan facility from other financing sources on favorable terms remain quite limited.

Each Fund named as an Applicant will use the proceeds of the borrowings under the Loan Facility to refinance some or all of the outstanding ARPS of such Fund. Other Pioneer Closed-End Funds may obtain loans from HVB for other purposes, subject to such Fund’s investment objectives and policies. Although the terms and conditions of borrowings from HVB may vary based on a number of factors, including the asset class of the collateral for the borrowing, the credit of the borrower, the current market conditions and the amount of the borrowing, the basic framework of a substantially similar transaction funded by HVB is generally similar. Borrowings by each Fund will be on an arm’s-length basis on terms and conditions that are similar to the terms and conditions of borrowings by other substantially similar borrowers, if any, from HVB to the extent such borrowings are being made on or around the date of the Loan Facilities. In particular, the terms and conditions of each Loan Facility are generally on similar terms and basis as loan transactions, if any, with comparable collateral entered into by HVB to

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2  See Rubin v. United States, 449 U.S. 424 (1981); Daily Money Fund, et al., (812-7521), Investment Company Act Release No. 19953

   (Dec. 14, 1993) (order) and Investment Company Act Release No. 1986 (Nov. 18, 1993) (notice).

the extent being made on or around the date of the Loan Facilities. As described above, the fees paid to HVB for structuring the Loan Facility will be no higher than the fees that would be charged by HVB to unaffiliated closed-end funds with similar investment objectives, policies and portfolio composition in a similar loan facility entered into on or around the date on which the Fund enters into the Loan Facility. None of the fees the Funds may pay to HVB in connection with the Loan Facility are paid to HVB for acting in an agency capacity for anyone in connection with the sale of any property to or for the Funds.

For these reasons, the Applicants believe that shareholders of a Fund will not be disadvantaged or subject to overreaching with respect to the Loan Facility. The Applicants believe that the arm’s-length nature of the proposed Loan Facilities and the interest rate that each Fund would pay demonstrates that such Fund would benefit from its participation in a Loan Facility. Prior to entering into the Loan Facility, each Fund’s Board of Trustees would determine that the Loan Facility was in the best interests of the Fund, in view of then-existing circumstances, including the terms of the Loan Facility, the prevailing market and economic environment, the current applicable Maximum Rate, and the potential availability of other suitable alternatives.

Because Section 17(b) of the Act could be interpreted to exempt only a single transaction, the Applicants also seek relief under Section 6(c) of the Act to the extent necessary to permit the pledge by each Fund of the Pledged Assets under the Loan Facility entered into by the Fund. Under Section 6(c), the Commission may exempt any person or transaction from any provision of, or rule under, the Act if the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by Act.

As discussed above, each Fund will be able to borrow money from a well-established financial institution or commercial paper issuer, as applicable, at a market interest rate, plus a margin, and will be treated like any other borrower from HVB in a similar transaction that is, in particular, a closed-end fund unaffiliated with HVB. Accordingly, the Applicants believe that the proposed Loan Facility is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes of the Act.

B.	Proposed Relief With Respect to Section 17(d)

Section 17(d) of the Act and Rule 17d-1 under the Act make it unlawful for any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or other profit-sharing plan, unless the affiliated persons involved in the proposed transaction have filed an application regarding the joint enterprise or other arrangement with the Commission and the Commission has issued an order permitting the transaction. For the purposes of the order, the Commission must consider, under Rule 17d-1, whether the participation of the registered investment company in the joint enterprise or arrangement is consistent with the provisions, policies, and purposes of the Act and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

As discussed above, HVB may be deemed to be an affiliated person of an affiliated person of each Fund because it is under common control with the Adviser. Under the Loan Facility,

each Fund will pay certain fees to HVB. Each Fund will negotiate these fees on an arm’s-length basis. As described above, the fees will be no higher than the fees payable by closed-end funds that are unaffiliated with HVB in a similar transaction, if any, with HVB.

Under Rule 17d-1, “joint enterprise or other joint arrangement or profit sharing plan” means any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking, whereby a registered investment company and any affiliated person of that company or any affiliated person of such person, have a joint or a joint and several participation or share in the profits of the enterprise or undertaking.

A Loan Facility may constitute a joint arrangement between a Fund and HVB. Without conceding that a Loan Facility is such a joint arrangement, Applicants request an order under Section 17(d) and Rule 17d-1 to permit each Loan Facility.3

The policy underlying Section 17(d) is to prevent an affiliated person of an investment company from taking advantage of its relationship and to otherwise regulate potential conflicts of interest between an investment company and its affiliates. Since the Loan Facility will allow the Funds to borrow money based on a market rate of interest and on substantially similar terms and conditions as comparable borrowers of HVB in similar transactions, if any, the Applicants submit that the Loan Facility does not raise the concerns about potential conflicts of interest that underlie Section 17(d).

In this request, the Applicants propose that each Fund’s Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Fund, as that term is defined in Section 2(a)(19) of the Act (“Independent Trustees”), determine what is in the best interests of the particular Fund and its shareholders. In formulating this request for exemptive relief, the Applicants have been guided by the approach employed by both the Commission and by Congress in addressing similar situations involving potential conflicts of interest. For example, Rules 17a-7, 17e-1, and 10f-3 place substantial reliance on a fund’s board of directors, particularly directors who are not “interested persons” of a fund, to ensure that the terms of a particular transaction are fair and reasonable and do not involve overreaching on the part of any person concerned with the transaction. Consistent with this approach, a Fund will not enter into a Loan Facility unless the Fund’s Board of Trustees, including a majority of the Independent Trustees, determine that the Loan Facility for the Fund and the fees paid to HVB are fair and reasonable and in the best interests of the Fund and its shareholders, after consideration of then existing circumstances, including the terms of the Loan Facility, the prevailing market and economic environment, the current applicable Maximum Rate and the potential availability of other suitable alternatives.

C.	Proposed Conditions to Requested Relief

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

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3  See Safeco Growth Fund, Inc. (avail. Mar. 4, 1985).

(1)	Loans by HVB to the Funds and to the other Pioneer Closed-End Funds in the aggregate will not exceed 10% of the principal amount of HVB’s outstanding loans.
(2)	A loan by HVB to either of the Funds will be at a market interest rate for loans of the same type, plus a margin (or “spread”).

(3)

Before a Fund may enter into a Loan Facility, the Fund’s Board of Trustees, including a majority of the Independent Trustees, will determine, based on information provided to the Board by the Adviser, that:

(a)

to the extent that the proceeds of the Loan Facility are to be used to refinance outstanding ARPS, refinancing the ARPS with the proceeds of the Loan Facility is in the best interests of the Fund and its shareholders;

(b)	participation in the Loan Facility is consistent with the Fund’s investment objectives and policies, and is in the best interests of the Fund and its shareholders;

(c)	the terms of the Fund’s participation are reasonable and fair and do not involve overreaching;
(d)	the borrowing of loans and the pledging of assets under the Loan Facility are consistent with the Fund’s investment objectives and policies;
(e)

the interest rate (the market interest rate plus the spread) on any loan that would be made under the Loan Facility is expected to be no higher than the interest rates under currently available similar secured lines of credit, if any, from typical financing sources that are considered by the Fund as consistent with its investment objectives, policies and portfolio composition and in the best interests of its shareholders (taking into account the other fees that would be payable under such other lines of credit);

(f)

the interest rate (the market interest rate plus the spread) on any loan that would be made under the Loan Facility does not exceed the interest rate on comparable loans, if any, made by HVB to closed-end funds unaffiliated with UniCredit in similar transactions at the time that the Fund sought to enter into the Loan Facility (taking into account the other fees that would be payable under such other lines of credit);

(g)

the Fund’s asset eligibility criteria are consistent with the Fund’s investment objectives and policies and that the Fund’s investments consistent with the eligibility criteria will be in the best interests of the Fund and its shareholders;

(h)

any fee that the Fund will be required to pay to HVB for structuring the Loan Facility will be in the aggregate no higher than the percentage amount of similar fees that are or would be charged by HVB to other closed-end funds with similar investment objectives, policies and portfolio compositions that are unaffiliated with HVB in similar transactions, if any (taking into account the interest rate paid on the loans by these funds), entered into on or around the date on which the Fund enters into the Loan Facility; and

(i)

any fee that the Fund will be required to pay to HVB as a percentage of HVB’s unused loan commitment will be no higher than the percentage amounts that (i) are or would be charged by HVB to unaffiliated closed-end funds with similar investment objectives, policies and portfolio compositions in similar transactions, if any (taking into account the interest rate paid on the loans by these funds) , entered into on or around the date on which the Fund enters into the Loan Facility or (ii) are charged by an unaffiliated lender, if any, that participates in the Loan Facility.

(4)

In making the determinations referred to in conditions 3(e) above, the Board of Trustees will seek to consider, if available, interest rate quotes from at least three loan facilities or alternative financing sources unaffiliated with UniCredit.

(5)

At each regular quarterly meeting, the Board of each Fund, including a majority of the Independent Trustees, will review the Fund’s loan transactions under the Loan Facility during the preceding quarter, including the terms of each transaction; and determine whether the transactions were effected in compliance with the terms and conditions of this order. In addition, at least annually, the Board, including a majority of the Independent Trustees, will make the determinations required in condition 3 above (other than condition 3(a)) in connection with any renewal of the Loan Facility.

(6)

Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction with the Loan Facility occurred, the first two years in an easily accessible place, a written record of each transaction setting forth a description of the terms of the transaction, including the amount, maturity, and the rate of interest on the loan; and all information upon which the determinations required by these conditions were made.

III.	PRECEDENT FOR RELIEF

The relief sought with respect to the Section 17(a)(2), Section 17(d), and Rule 17d-1 is substantially similar to that granted by the Commission in Salomon Brothers Asset Management, Inc., SEC Release Nos. IC-24181 (Dec. 1, 1999) (notice) and IC-24222 (Dec. 28, 1999) (order).

IV.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all communications concerning this application should be directed to Dorothy E. Bourassa, General Counsel, Pioneer Investment Management, Inc., 60 State Street, Boston, Massachusetts 02109-1820, with a copy to Roger P. Joseph, Esq., Bingham McCutchen LLP, One Federal Street, Boston, Massachusetts 02110-1726.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby represents that all requirements for the execution and filing of this Application on behalf of Applicants have been complied with in accordance with the Agreement and Declaration of Trust and By-Laws of the Funds and the corporate organizational documents of each of the Adviser and HVB, and the undersigned officers of the Applicants are fully authorized to execute this Application and any further amendments thereto. The Funds have adopted the resolutions attached as Exhibit A authorizing the filing of the application. The Verifications required by Rule 0-2(d) under the Act are attached as Exhibit B.

SIGNATURES

Each of the investment companies listed below has caused this Application to be duly executed on its behalf this 4th day of June, 2009.

Pioneer Floating Rate Trust

Pioneer High Income Trust

By: /s/ Dorothy E. Bourassa

Name: Dorothy E. Bourassa

Title:   Secretary

Pioneer Investment Management, Inc. has caused this Application to be duly executed on its behalf this 4th day of June, 2009.

Pioneer Investment Management, Inc.

By: /s/ Dorothy E. Bourassa

Name: Dorothy E. Bourassa

Title:   Secretary

Bayerische Hypo- und Vereinsbank AG, New York Branch has caused this Application to be duly executed on its behalf this 4th day of June, 2009.

Bayerische Hypo- und Vereinsbank AG,

New York Branch

By: /s/ Robert T. Fleisher

Name: Robert T. Fleisher

Title:   Director

By: /s/ Michael Imperiale

Name: Michael Imperiale

Title:   Director

EXHIBITS

Exhibit A — Certification of Authorization

Exhibit B — Verifications

EXHIBIT A

CERTIFICATION OF AUTHORIZATION

The undersigned hereby certifies that she is Secretary of each of Pioneer Floating Rate Trust and Pioneer High Income Trust and further certifies that the following resolutions were duly adopted by each of their Boards on July 15, 2008, and are still in full force and effect.

RESOLVED, that the President, any Vice President, the Treasurer, the Secretary, and any Assistant Secretary of the Fund be, and each of them acting singly hereby is, authorized, in the name an on behalf of the Fund, to prepare, execute and file with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto (the “Application”) for the Fund and other investment companies pursuant to Sections 6(c), 17(b) and 17(d) of the Act and Rule 17d-1 thereunder for an order granting exemptions from the provisions of Sections 17(a)(2) and 17(a)(4) of the Act and permitting certain joint transactions in accordance with Section 17(d) of the Act and Rule 17d-1 thereunder, to allow the Fund to participate in a loan facility with affiliates of the Fund, and any other sections of the Act and the Rules thereunder, as any such officer of the Fund shall deem necessary of appropriate to conduct the Fund’s business.

FURTHER RESOLVED, that the President, any Vice President, the Treasurer, the Secretary and any Assistant Secretary of the Fund be, and each of them acting singly hereby is, authorized to execute and cause to be filed the application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable or appropriate to the implementation and performance of the preceding resolution and the matters contemplated therein, their execution thereof to be conclusive evidence of such approval.

IN WITNESS WHEREOF, I have hereunto set my hand, this 4th day of June, 2009.

/s/ Dorothy E. Bourassa

Dorothy E. Bourassa

Secretary

A-1

EXHIBIT B-1

VERIFICATION

The undersigned states that she has duly executed the attached Application dated June 4, 2009 for and on behalf of each of Pioneer Floating Rate Trust and Pioneer High Income Trust (the “Pioneer Funds”); that she is the Secretary of the Pioneer Funds; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that she is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

PIONEER FLOATING RATE TRUST

PIONEER HIGH INCOME TRUST

By: /s/ Dorothy E. Bourassa

Name: Dorothy E. Bourassa

Title:   Secretary

B-1

EXHIBIT B-2

VERIFICATION

The undersigned states that she has duly executed the attached Application dated June 4, 2009 for and on behalf of Pioneer Investment Management, Inc.; that she is the Secretary of Pioneer Investment Management, Inc.; and that all actions by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that she is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

PIONEER INVESTMENT MANAGEMENT, INC.

By: /s/ Dorothy E. Bourassa

Name: Dorothy E. Bourassa

Title:   Secretary

B-2

EXHIBIT B-3

VERIFICATION

The undersigned states that he has duly executed the attached Application dated June 4, 2009 for and on behalf of Bayerische Hypo- und Vereinsbank AG, New York Branch; that he is a director of Bayerische Hypo- und Vereinsbank AG, New York Branch; and that all actions by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

BAYERISCHE HYPO- UND VEREINSBANK AG, NEW YORK BRANCH

By: /s/ Robert T. Fleisher

Name: Robert T. Fleisher

Title:   Director

By: /s/ Michael Imperiale

Name: Michael Imperiale

Title:   Director

B-3